Exhibit 16.1

March 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read the Change in Accountants disclosure included in Form S-1 dated March 6, 2007, of Starent Networks, Corp. and are in agreement with the statements contained in the first two paragraphs of that disclosure on page 58 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP